UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-39301

LION GROUP HOLDING LTD.

Not Applicable

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

3 Phillip Street, #15-04 Royal Group Building

Singapore 048693

(Address of principal executive office)

Registrant’s phone number, including area code

+65 8877 3871

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Other Information

Submission of Matters to a Vote of Security Holders.

On October 6, 2023, Lion Group Holding Ltd. (the “Company”) held the Company’s 2023 Annual Meeting of Shareholders (the “Annual Meeting”). Six items of business were acted upon by the Company’s shareholders at the Annual Meeting, each of which was approved by the shareholders. The voting results were as follows:

1. To ratify, confirm, approve and adopt the appointment of HTL International, LLC as auditor of the Company for the fiscal year ending December 31, 2023, and to authorize the board of directors of the Company to fix the remuneration of the auditor.

Share Class	For	Against	Abstain
A1	176,072,981	481,900	42,250
B2	9,843,096	-	-

1.	Each Class A Ordinary Share is entitled to one vote per Share.

2.	Each Class B Ordinary Share is entitled to one hundred votes per Share.

2. To elect the following persons as Class I Directors of the Company, pursuant to the Company’s Articles of Association.

Nominee	Share Class	For	Against	Abstain
Yan Zhang	A1	175,731,881	708,000	157,250
	B2	9,843,096	-	-
Hua Luo	A1	175,703,481	733,250	160,400
	B2	9,843,096	-	-
Zhixiang Zhang	A1	175,697,781	742,050	157,300
	B2	9,843,096	-	-
Chi Fai Choi	A1	175,709,981	701,550	185,600
	B2	9,843,096	-	-

1.	Each Class A Ordinary Share is entitled to one vote per Share.

2.	Each Class B Ordinary Share is entitled to one hundred votes per Share.

3. To approve the increase of the Company’s authorized share capital from US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each, comprising of 300,000,000 Class A ordinary shares, 150,000,000 Class B ordinary shares, and 50,000,000 preferred shares of a par value of US$0.0001 each, by the creation of an additional 39,700,000,000 Class A ordinary shares, 7,350,000,000 Class B ordinary shares, and 2,450,000,000 preferred shares of a par value of US$0.0001 each, such that the authorized share capital shall be US$5,000,000 divided into 50,000,000,000 shares of a par value of US$0.0001 each, comprising of 40,000,000,000 Class A ordinary shares, 7,500,000,000 Class B ordinary shares, and 2,500,000,000 preferred shares of a par value of US$0.0001 each.

Share Class	For	Against	Abstain
A1	175,126,931	1,405,400	64,800
B2	9,843,096	-	-

1.	Each Class A Ordinary Share is entitled to one vote per Share.

2.	Each Class B Ordinary Share is entitled to one hundred votes per Share.

4. To approve by a special resolution that Section 6 of the third amended and restated memorandum of association of the Company be replaced with the following:

“6. The capital of the Company is US$5,000,000 divided into 50,000,000,000 shares with a nominal or par value of US$0.0001 each, comprising (a) 40,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each; (b) 7,500,000,000 Class B Ordinary Shares of a par value of US$0.0001 each; and (c) 2,500,000,000 preferred Shares of a par value of US$0.0001 each. Subject to the Companies Act and the Articles of Association the Company shall have power to redeem or purchase any of its shares and to sub-divide or consolidate the said shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided. Shares and other securities of the Company may be issued by the Directors with such preferred, deferred or other special rights, restrictions or privileges whether in regard to voting, distributions, a return of capital, or otherwise and in such classes and series, if any, as the Directors may determine.”

Share Class	For	Against	Abstain
A1	175,121,481	1,405,800	69,850
B2	9,843,096	-	-

1.	Each Class A Ordinary Share is entitled to one vote per Share.

2.	Each Class B Ordinary Share is entitled to one hundred votes per Share.

5. To approve and adopt the Company’s 2023 equity incentive plan.

Share Class	For	Against	Abstain
A1	175,351,381	1,202,850	42,900
B2	9,843,096	-	-

1.	Each Class A Ordinary Share is entitled to one vote per Share.

2.	Each Class B Ordinary Share is entitled to one hundred votes per Share.

6. To approve that the chairman of the annual general meeting be directed to adjourn the annual general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 -5.

Share Class	For	Against	Abstain
A1	175,364,531	1,093,900	138,700
B2	9,843,096	-	-

1.	Each Class A Ordinary Share is entitled to one vote per Share.

2.	Each Class B Ordinary Share is entitled to one hundred votes per Share.

As stated above, the shareholders have approved by a special resolution the amendments to Section 6 of the third amended and restated memorandum of association of the Company with respect to an increase of authorized shares. The Fourth Amended and Restated Memorandum of Association was filed by the Company with the Cayman Islands Companies Registry to reflect the increase of authorized shares.

A copy of the Fourth Amended and Restated Memorandum of Association is attached to this report on Form 6-K as Exhibit 99.1.

Exhibit No.	Description
99.1	Fourth Amended and Restated Memorandum of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 6, 2023	LION GROUP HOLDING LTD.

	By:	/s/ Chunning Wang
	Name:	Chunning Wang
	Title:	Chief Executive Officer and Director

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